UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
_________________

SL INDUSTRIES, INC.
(Name of Subject Company (Issuer))
_________________

SL INDUSTRIES, INC.
(Issuer)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))
_________________

COMMON STOCK, $0.20 PAR VALUE
(Title of Class of Securities)
_________________

784413106
(CUSIP Number of Class of Securities)
_________________

William T. Fejes
520 Fellowship Road, Suite A114
Mount Laurel, New Jersey 08054
(856) 727-1500
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Adam W. Finerman, Esq.
c/o Olshan Grundman Frome Rosenzweig & Wolosky LLP
65 East 55th Street
New York, New York 10022
(212) 451-2289
_________________

CALCULATION OF FILING FEE
Transaction Valuation (1)	Amount of Filing Fee (2)
$20,000,000	$1,426

(1)	Estimated for purposes of calculating the filing fee only. This amount is based upon the purchase of 1,379,310 outstanding shares of Common Stock at the maximum tender offer price of $14.50 per share.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value by 0.0000713.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $1,426	Filing Party: SL Industries, Inc.
Form of Registration No.: SC TO-I	Date Filed: September 15, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

SCHEDULE TO
INTRODUCTORY STATEMENT

This Amendment No. 3 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on September 15, 2010, as amended by Amendment No. 1 to Schedule TO filed on September 23, 2010, and Amendment No. 2 to Schedule TO filed on October 14, 2010 (collectively, the “Schedule TO”), which relates to the offer by SL Industries, Inc., a New Jersey corporation (“SL Industries” or the “Company”), to purchase up to 1,538,461 shares of its common stock, par value $0.20 per share (the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price not greater than $14.50 nor less than $13.00 per Share, net to the seller in cash, without interest.  The Company’s offer is being made upon the terms and subject to the conditions set forth in the offer to purchase for cash dated September 15, 2010 (the “Offer to Purchase”), and in the related letter of transmittal (“Letter of Transmittal”), copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”).

The information contained in the Offer to Purchase and Letter of Transmittal, which were previously filed with the Schedule TO, are hereby expressly incorporated by reference in this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.  This Amendment should be read together with the Schedule TO.

Items 1 through 9 and 11.

Item 4 of the Schedule TO is hereby amended and supplemented by inserting at the end thereof the following:

The Offer expired at 12:00 Midnight, New York City time, on October 13, 2010. Based on the final count by the depository, 1,334,824 shares of our common stock were properly tendered and not withdrawn in the Offer. In accordance with the terms of the Offer, we have accepted for purchase 1,334,824 shares of our common stock at a purchase price of $14.50 per share.  With the completion of the Offer, we will have approximately 4,728,951 shares of common stock outstanding.  On October 19, 2010, we issued a press release announcing the final results of the Offer. A copy of this press release is filed as Exhibit (a)(5)(iii) to the Schedule TO and is incorporated herein by reference.

Item 12.    EXHIBITS.

The information contained in Item 12 of the Schedule TO and the Exhibit Index is hereby amended and supplemented to add the following:

Exhibit Number	Document

(a)(5)(iii)	Press Release dated October 19, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SL INDUSTRIES, INC.

	By:	/s/ Louis Belardi
		Name:	Louis Belardi
		Title:	Chief Financial Officer

Dated: October 19, 2010

INDEX TO EXHIBITS

Exhibit Number	Description of Document
(a)(1)(i)*	Offer to Purchase, dated September 15, 2010.
(a)(1)(ii)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)*	Notice of Guaranteed Delivery.
(a)(1)(iv)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 15, 2010.
(a)(1)(v)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 15, 2010.
(a)(1)(vi)*	Letter to shareholders of SL Industries, Inc., dated September 15, 2010.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)*	Press release issued by SL Industries, Inc., dated September 15, 2010.
(a)(5)(ii)*	Press release issued by SL Industries, Inc., dated October 14, 2010.
(a)(5)(iii)	Press release issued by SL Industries, Inc., dated October 19, 2010.
(b)
Amended And Restated Revolving Credit Agreement dated as of October 23, 2008, among Bank of America, N.A., as Agent, various financial institutions party hereto from time to time, as Lenders, SL Industries, Inc., as the parent borrower and, SL Delaware, Inc., SL Delaware Holdings, Inc., MTE Corporation, RFL Electronics Inc., SL Montevideo Technology, Inc., Cedar Corporation, Teal Electronics Corporation, MEX Holdings LLC, SL Power Electronics Corporation, SLGC Holdings, Inc., SLW Holdings, Inc., SL Auburn, Inc., and SL Surface Technologies, Inc. as subsidiary borrowers (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2008).

(c)	Not applicable.
(d)(1)
Employment Agreement, dated June 29, 2010, between SL Industries, Inc. and William Fejes, Jr. (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2010).

(d)(2)
Letter Agreement, dated June 29, 2010, between SL Industries, Inc. and William Fejes, Jr. (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2010).

Exhibit Number	Description of Document
(d)(3)
1991 Long Term Incentive Plan of SL Industries, Inc., as amended (incorporated by reference to Appendix to the Proxy Statement for SL Industries, Inc.’s Proxy Statement for its 1995 Annual Meeting held November 17, 1995, previously filed with the Securities and Exchange Commission).

(d)(4)
2008 Stock Incentive Plan of SL Industries, Inc. (incorporated by reference to Exhibit A to the Proxy Statement for SL Industries, Inc.’s 2008 Annual Meeting held May 14, 2008, previously filed with the Securities and Exchange Commission).

(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
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* Previously Filed